Scheme Implementation Deed
Agrium Inc.
AWB Limited
rodd.levy@freehills.com

101 Collins Street Melbourne Vic 3000 Australia	Telephone +61 3 9288 1234 Facsimile +61 3 9288 1567
GPO Box 128A Melbourne Vic 3001 Australia	www.freehills.com DX 240 Melbourne

Sydney Melbourne Perth Brisbane Singapore	Correspondent offices in Hanoi Ho Chi Minh City Jakarta

Contents
Table of contents

The deed	1

Operative part	2

1 Definitions and interpretation	2
1.1 Definitions	2
1.2 Interpretation	8
1.3 Business Day	9
1.4 Contra proferentem excluded	9

2 Proceeding with the Transaction	9
2.1 Pre-condition to proceeding with the Transaction	9
2.2 Agreement to proceed with the Transaction	9

3 Conditions precedent and pre-implementation steps	9
3.1 Conditions precedent	9
3.2 Best endeavours	10
3.3 Waiver of conditions precedent	11
3.4 Termination on failure of condition precedent	11
3.5 Certain notices	12

4 Transaction steps	13
4.1 Scheme	13
4.2 Scheme Consideration	13
4.3 Agreement to fund a Permitted Dividend	13
4.4 Payment of Scheme Consideration	13
4.5 No amendment to Scheme without consent	14

5 Implementation	14
5.1 Obligations of both parties	14
5.2 AWB’s obligations	14
5.3 Agrium’s obligations	16
5.4 Content of Scheme Booklet	16
5.5 Conduct of business	17
5.6 Policies and Guidelines	18
5.7 Integration planning	19
5.8 AWB Performance Rights	19
5.9 Change of AWB Board recommendation	19
5.10 Appointment of directors	20

6 Representations and warranties	20
6.1 Agrium’s representations	20
6.2 Agrium’s indemnity	20
6.3 AWB’s representations	20
Scheme Implementation Deed

Contents 1

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Contents
6.4 AWB’s indemnity	20
6.5 Survival of representations	21
6.6 Survival of indemnities	21
6.7 Timing of warranties	21

7 Releases	21
7.1 AWB directors and officers	21
7.2 Agrium directors and officers	22

8 Public announcement	22

9 Confidentiality	22
9.1 Confidentiality Deed	22
9.2 Survival of obligations	22

10 No-talk and no-shop obligations	23
10.1 No-talk	23
10.2 No-shop	23
10.3 Limitation to No-talk	23
10.4 Notification of approaches	24
10.5 Access to information	24
10.6 Presentations	24

11 Payment of costs	25
11.1 Payment by AWB to Agrium	25
11.2 Satisfaction of payment obligation	25
11.3 Compliance with law	26
11.4 Other claims	26

12 Conduct of Court proceedings	27

13 Termination	27
13.1 Termination	27
13.2 Effect of termination	28
13.3 Agrium acknowledgement	29
13.4 Remedies	29

14 Duty, costs and expenses	29
14.1 Stamp duty	29
14.2 Costs and expenses	30

15 GST	30

16 General	31
16.1 No representation or reliance	31
16.2 No merger	31
16.3 Consents and approvals	31
16.4 Notices	31
16.5 Governing law and jurisdiction	32
16.6 Waivers	33
16.7 Variation	33
16.8 Assignment	33
16.9 Further action	33
16.10 Entire agreement	33
16.11 Counterparts	33
Scheme Implementation Deed

Contents 2

Contents

Agrium Representations and Warranties	34
AWB Representations and Warranties	35

Signing page	1

Scheme
Deed poll
Scheme Implementation Deed

Contents 3

The deed
Scheme Implementation Deed
Date ► 20 August 2010

Between the parties

Agrium	Agrium Inc.
of 13131 Lake Fraser Drive S.E. Calgary, Alberta, Canada T2J 7E8
(Agrium)

AWB	AWB Limited (ACN 081 890 459)
of Level 21, 380 La Trobe Street, Melbourne, Victoria 3000
(AWB)

Background	1 Agrium and AWB have agreed that Agrium (or a subsidiary of Agrium) will acquire AWB by means of a scheme of arrangement under Part 5.1 of the Corporations Act between AWB and Scheme Shareholders.

2 The parties have agreed to implement the scheme of arrangement on the terms of this deed.

The parties agree	as set out in the Operative part of this deed, in consideration of, among other things, the mutual promises contained in this deed.
Scheme Implementation Deed

Operative part
1	Definitions and interpretation

1.1	Definitions

The meanings of the terms used in this deed are set out below.

Term	Meaning
Agrium Group	Agrium and each of its Related Bodies Corporate and a reference to a “Agrium Group Member” or “a member of the Agrium Group” is to Agrium or any of its Related Bodies Corporate.

Agrium Indemnified Parties	Agrium and its Related Bodies Corporate and their respective directors, officers and employees.

Agrium Information	information regarding the Agrium Group provided by Agrium to AWB in writing for inclusion in the Scheme Booklet, being:

1 information about Agrium, its Related Bodies Corporate, businesses and interests and dealings in AWB Shares, its intentions for AWB and AWB’s employees, and funding; and

2    any other information required under the Corporations Act, Corporations Regulations, RG 142 or RG 60 to enable the Scheme Booklet to be prepared that the parties agree is “Agrium Information” and that is identified in the Scheme Booklet as such.

Agrium Representations and Warranties	the representations and warranties of Agrium set out in Schedule 1.

Agrium Subsidiary	a subsidiary of Agrium in respect of which Agrium has made an election under clause 4.1(b) that that subsidiary acquire the Scheme Shares under the Scheme and in accordance with this deed.

ASIC	Australian Securities and Investments Commission.

ASX	ASX Limited (ABN 98 008 624 691).

AWB Board	the board of directors of AWB.

AWB Group	AWB and each of its Related Bodies Corporate and a reference to a “AWB Group Member” or a “member of the AWB Group” is to AWB or
Scheme Implementation Deed

1 Definitions and interpretation

Term	Meaning
any of its Related Bodies Corporate.

AWB Indemnified Parties	AWB and its Related Bodies Corporate and their respective directors, officers and employees.

AWB Material Adverse Change	a matter, event or circumstance that occurs, is announced or becomes known to Agrium where that matter, event or circumstance:

1 has, has had, or is reasonably likely to have, either individually, or when aggregated with any other matters, events or circumstances of a similar kind or category, the effect of:

• diminishing the consolidated net tangible assets of the AWB Group by at least $140 million; or

•    diminishing the future consolidated recurring profit before tax of the AWB Group by at least $20 million per year (which, for the avoidance of doubt, will exclude mark to market movements in the commodities trading business); or

• the AWB Group being unable to carry on its business in substantially the same manner as at the date of this deed; or

2 is, or is reasonably likely to be, materially adverse to:

• the ability of AWB to perform its obligations under this deed; or

• the status of any Regulatory Approvals which have been granted and affect the Scheme.

in each case other than matters, events or circumstances:

• required or specifically permitted by this deed or the Scheme;

• resulting from changes in general economic or political conditions or the securities market in general;

• fairly disclosed to ASX or to Agrium prior to the date of this deed; or

• that occur with the written consent of Agrium.

AWB Prescribed Occurrence	(other than: 1 as required by this deed or the Scheme;

2 as fairly disclosed to ASX or to Agrium prior to the date of this deed; or

3 with the written consent of Agrium)

the occurrence of any of the following between the date of this deed and 8.00am on the Second Court Date:

4 AWB converting all or any of its shares into a larger or smaller number of shares;

5 a member of the AWB Group resolving to reduce its share capital in any way or reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its shares;

6 a member of the AWB Group:

• entering into a buy-back agreement; or

• resolving to approve the terms of a buy-back agreement under the Corporations Act;

7 other than on exercise of performance rights or convertible
Scheme Implementation Deed

1 Definitions and interpretation

Term	Meaning
securities existing as at the date of this deed, a member of the AWB Group issuing shares, or granting a performance right or an option over its shares, or agreeing to make such an issue or grant such a right or an option;

8 a member of the AWB Group issuing or agreeing to issue, securities convertible into shares or debt securities;

9 other than the payment of a Permitted Dividend, AWB paying or distributing any dividend, bonus or other share of its profits or assets;

10 a member of the AWB Group disposing, or agreeing to dispose, of the whole, or a substantial part, of the AWB Group’s business or property;

11 a member of the AWB Group charging, or agreeing to charge, the whole, or a substantial part, of the AWB Group’s business or property;

12 other than an amendment to:

• rule 29.2 of the constitution of AWB to permit the payment of a dividend other than out of profits; and

• rule 24 of the constitution of AWB to permit the acquisition by Agrium of AWB Shares under the Scheme,

a member of the AWB Group making any change to its constitution;

13 a member of the AWB Group resolving that it be wound up;

14 a liquidator or provisional liquidator of a member of the AWB Group being appointed;

15 the Court making an order for the winding up of a member of the AWB Group;

16 an administrator of a member of the AWB Group being appointed under the Corporations Act;

17 a member of the AWB Group executing a deed of company arrangement; or

18 a receiver, or a receiver and manager, being appointed in relation to the whole, or a substantial part, of the property of the AWB Group.

AWB Registry	Computershare Investor Services Pty Ltd (ABN 48 078 279 277).

AWB Reimbursement Fee	$12.26 million.

AWB Representations and Warranties	the representations and warranties of AWB set out in Schedule 2.

AWB Share	a fully paid ordinary share of AWB.

AWB Shareholders	each person who is registered as the holder of AWB Shares from time to time.

Business Day	a weekday in which trading banks are open for business in Victoria,

Scheme Implementation Deed

1 Definitions and interpretation

Term	Meaning
Australia.

Competing Transaction	a transaction or arrangement pursuant to which a third party will, if the transaction or arrangement is entered into or completed:

1    acquire (whether directly or indirectly) or become the holder of, or otherwise acquire, have a right to acquire or have an economic interest in all or a substantial part of the business of AWB and its subsidiaries;

2 acquire a relevant interest in, become the holder of, or otherwise acquire, have a right to acquire or have an economic interest, directly or indirectly, in 50% or more of AWB’s voting shares;

3 acquire control (as determined in accordance with section 50AA of the Corporations Act) of AWB; or

4 otherwise acquire or merge with AWB,

whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction or buy-back, sale or purchase of shares or assets, joint venture, dual-listed company structure (or other synthetic merger), or other transaction or arrangement.

Confidentiality Deed	the confidentiality deed between AWB and Agrium dated 17 August 2010.

Constitutional Amendment Resolution	the resolution to approve an amendment to the constitution of AWB as contemplated by clause 3.1(e).

Corporations Act	the Corporations Act 2001 (Cth).

Corporations Regulations	the Corporations Regulations 2001 (Cth).

Court	the Supreme Court of Victoria or such other court of competent jurisdiction under the Corporations Act agreed to in writing by AWB and Agrium.

Deed Poll	the deed poll to be entered into by Agrium in favour of the Scheme Shareholders in the form set out in Attachment B or such other form as agreed in writing between the parties.

Effective	when used in relation to the Scheme, the coming into effect, under section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Scheme.

Effective Date	the date on which the Scheme becomes Effective.

End Date	31 March 2011.
Scheme Implementation Deed

1 Definitions and interpretation

Term	Meaning
Financial Advisor	any financial advisor retained by AWB in relation to the Scheme or a Competing Transaction from time to time.

First Court Date	the first day on which an application made to the Court for an order under section 411(1) of the Corporations Act convening the Scheme Meeting is heard.

Government Agency	any foreign or Australian government or governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity, or any minister of the Crown in right of the Commonwealth of Australia or any state.

Implementation Date	the fifth Business Day after the Scheme Record Date.

Independent Expert	the independent expert appointed by AWB in respect of the Scheme.

Listing Rules	the official Listing Rules of the ASX.

Permitted Dividend	a fully franked dividend, not exceeding the lesser of:

• 20 cents per AWB Share; or

• the maximum amount per AWB Share which can be fully franked,

in respect of which a tax ruling or draft tax ruling in a form acceptable to AWB and Agrium (both acting reasonably) is given by the Australian Taxation Office with the knowledge of the funding arrangement proposed in clause 4.3, and which is paid by AWB (in its absolute discretion) after the Effective Date without resulting in AWB being in franking deficit immediately after paying the dividend.

Registered Address	in relation to an AWB Shareholder, the address shown in the Share Register.

Regulator’s Draft	the draft of the Scheme Booklet which is provided to ASIC for approval pursuant to section s411(2) of the Corporations Act.

Regulatory Approval	has the meaning given to that term in clause 3.1.

Related Bodies Corporate	has the meaning set out in the Corporations Act but for the avoidance doubt, in the case of AWB, does not include a joint venture company in which a member of the AWB Group owns 50% or less of the voting shares whether or not such member of the AWB Group controls the board of the joint venture company.

Representative	in respect of a party, its Related Bodies Corporate and each director, officer, employee, advisor, agent or representative of that party and its Related Bodies Corporate.
Scheme Implementation Deed

1 Definitions and interpretation

Term	Meaning
Restricted Period	the period from and including the time of this deed to the earlier of:

1 the termination of this deed; and

2 the End Date.

RG 60	Regulatory Guide 60 issued by ASIC on 4 August 1999 (as amended).

RG 142	Regulatory Guide 142 issued by ASIC on 4 August 1999 (as amended).

Scheme	the scheme of arrangement under Part 5.1 of the Corporations Act between AWB and the Scheme Shareholders, the form of which is attached as Attachment A or such other form as agreed in writing between the parties.

Scheme Booklet	the information described in clause 5.2(a) to be approved by the Court and despatched to the AWB Shareholders and which must include the Scheme, an explanatory statement complying with the requirements of the Corporations Act and the Corporations Regulations, an independent expert’s report, notices of meeting and proxy form.

Scheme Consideration	the consideration to be provided by Agrium (or if applicable, Agrium Subsidiary) in consideration for the transfer of the AWB Shares held by a Scheme Shareholder to Agrium (or if applicable, Agrium Subsidiary), as described in clause 5 of the Scheme, being, in respect of each Scheme Share, $1.50 cash (as reduced by the cash amount of any dividend paid by AWB between the date of this deed and the Implementation Date).

Scheme Meeting	the meeting of AWB Shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act.

Scheme Record Date	5.00pm (Melbourne time) on the fifth Business Day after the Effective Date.

Scheme Share	an AWB Share held by a Scheme Shareholder.

Scheme Shareholders	AWB Shareholders as at the Scheme Record Date.

Second Court Date	the first day on which an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Scheme is heard, or if the application is adjourned for any reason, the first day on which the adjourned application is heard.

Share Register	the register of members of AWB maintained in accordance with the Corporations Act.

Superior Proposal	a bona fide Competing Transaction other than the proposed merger between AWB and GrainCorp Limited announced to the ASX on 30 July
Scheme Implementation Deed

1 Definitions and interpretation

Term	Meaning
2010 (and not resulting from a breach by AWB of its obligations under this deed) which the AWB Board, acting in good faith, determines:

1    is reasonably capable of being completed on a timely basis taking into account all aspects of the Competing Transaction, including without limitation, having regard to legal, regulatory and financial matters including any conditions precedent; and

2 if it is completed, would be, more favourable to Scheme Shareholders than the Scheme, taking into account all terms and conditions of the Competing Transaction.

Transaction	the acquisition of AWB by Agrium through implementation of the Scheme.
1.2	Interpretation

In this deed, headings are for convenience only and do not affect interpretation and, unless the context requires otherwise:

(a)	words importing the singular include the plural and vice versa;

(b)	words importing a gender include any gender;

(c)	other parts of speech and grammatical forms of a word or phrase defined in this deed have a corresponding meaning;

(d)	a reference to a person includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture, a partnership, a trust and any Government Agency;

(e)	a reference to a clause, party, Attachment, exhibit or schedule is a reference to a clause of, and a party, Attachment, exhibit and schedule to this deed, and a reference to this deed includes any Attachment, exhibit and schedule;

(f)	a reference to a statute, regulation, proclamation, ordinance or by law includes all statutes, regulations, proclamations, ordinances or by laws amending, consolidating or replacing it, whether passed by the same or another Government Agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by laws issued under that statute;

(g)	a reference to any document (including this deed) is to that document as varied, novated, ratified or replaced from time to time;

(h)	the word “includes” in any form is not a word of limitation;

(i)	a reference to “$” or “dollar” is to Australian currency;

(j)	a reference to any time or AEST is, unless otherwise indicated, a reference to Melbourne time;

(k)	a term defined in or for the purposes of the Corporations Act has the same meaning when used in this deed; and
Scheme Implementation Deed

2 Proceeding with the Transaction
(l)	a reference to the Listing Rules includes any variation, consolidation or replacement of these rules and is to be taken to be subject to any waiver or exemption granted to the compliance of those rules by a party.

1.3	Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

1.4	Contra proferentem excluded

No term or condition of this deed will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this deed or a provision of it.

2	Proceeding with the Transaction

2.1	Pre-condition to proceeding with the Transaction

(a)	The obligations under clauses 2.2, 3.2, 4.1, 5.1, 5.2, 5.3, 5.9 and 11 of this deed are conditional on the AWB Board unanimously publicly recommending that AWB Shareholders vote in favour of the Scheme and the Constitutional Amendment Resolution (qualified only by words to the effect of “in the absence of a superior proposal” and “subject to the Independent Expert opining that the Scheme is in the best interests of AWB Shareholders”).

(b)	If the pre-condition in paragraph (a) above is not satisfied by 5.00pm on the Business Day which is three clear days after the date of this deed, Agrium may terminate this deed in accordance with clause 13.

2.2	Agreement to proceed with the Transaction

(a)	AWB agrees to propose the Scheme on and subject to the terms of this deed.

(b)	Agrium agrees with AWB to assist AWB to propose the Scheme on and subject to the terms of this deed.

3	Conditions precedent and pre-implementation steps

3.1	Conditions precedent

Subject to this clause 3, the Scheme will not become Effective, and the obligations of Agrium under clause 4.4 are not binding, until each of the following conditions precedent are satisfied or waived to the extent and in the manner set out in clauses 3.2 and 3.3.

(a)	Regulatory Approvals:
(1)	FIRB: the Treasurer of the Commonwealth of Australia either:
Scheme Implementation Deed

3 Conditions precedent and pre-implementation steps
(A)	issues a notice stating that the Commonwealth Government does not object to the proposed acquisition of AWB Shares by Agrium contemplated by this deed, either without conditions or with conditions that Agrium considers acceptable (acting reasonably); or

(B)	becomes, or is, precluded (at the date of this deed or at any time before the Scheme becomes Effective) under the Foreign Acquisitions and Takeovers Act 1975 (Cth) from making an order in respect of the proposed acquisition of AWB Shares by Agrium contemplated by this deed;
(2)	New Zealand Overseas Investment Office: Agrium has received all consents required under the Overseas Investment Act 2005 (New Zealand) required for the implementation of the Scheme either unconditionally or on terms acceptable to Agrium acting reasonably;

(3)	any approvals or consents from a Government Agency in a jurisdiction in which AWB operates (excluding Australia) that are necessary to implement the Scheme and which Agrium notifies AWB of within 21 days of the date of this deed, are obtained on an unconditional basis or on terms acceptable to Agrium acting reasonably (or the relevant regulatory waiting periods have expired); and

(4)	ASIC and ASX issue or provide any consents or approvals or do other acts which the parties agree are reasonably necessary or desirable to implement the Scheme;
(together Regulatory Approvals) before 8.00am on the Second Court Date.

(b)	Court approval: the Court approves the Scheme in accordance with section 411(4)(b) of the Corporations Act.

(c)	Shareholder approval: AWB Shareholders agree to the Scheme at the Scheme Meeting by the requisite majorities under the Corporations Act.

(d)	Restraints: No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or Government Agency or other material legal restraint or prohibition preventing the Transaction is in effect at 8.00am on the Second Court Date.

(e)	AWB constitutional amendment: AWB Shareholders approve, by the requisite majorities under section 136(2) of the Corporations Act, an amendment to rule 24 of AWB’s constitution to permit the acquisition by Agrium of AWB Shares under the Scheme, by 8.00am on the Second Court Date.

(f)	No AWB Prescribed Occurrence: No AWB Prescribed Occurrence occurs between the date of this deed and 8.00am on the Second Court Date.

(g)	AWB Representations and Warranties: the AWB Representations and Warranties are true and correct in all material respects as at the date of this deed and as at 8.00am on the Second Court Date.

(h)	Agrium Representations and Warranties: the Agrium Representations and Warranties are true and correct in all material respects as at the date of this deed and as at 8.00am on the Second Court Date.

3.2	Best endeavours

(a)	AWB undertakes to Agrium to use its best endeavours to procure that the conditions precedent in clauses 3.1(f) and 3.1(g) are satisfied in accordance with their terms.
Scheme Implementation Deed

3 Conditions precedent and pre-implementation steps
(b)	Agrium undertakes to AWB to use its best endeavours to procure that the condition precedent in clause 3.1(h) is satisfied in accordance with its terms.

(c)	Each party undertakes to use its best endeavours to procure that:
(1)	the conditions precedent in clauses 3.1(a), 3.1(b) and 3.1(d) are satisfied in accordance with their terms; and

(2)	there is no occurrence within the control of AWB or Agrium (as the context requires) that would prevent the conditions precedent in clause 3.1, which such party must use best endeavours to satisfy, being satisfied in accordance with their terms.
(d)	Without limiting this clause 3.2(c), each party must:
(1)	promptly apply for all relevant Regulatory Approvals (as applicable) and provide to the other a copy of all those applications (provided that any commercially sensitive information may be redacted from the copy provided);

(2)	take all steps it is responsible for as part of the Regulatory Approval process, including responding to requests for information at the earliest practicable time;

(3)	provide the other party with all information reasonably requested in connection with the applications for Regulatory Approvals; and

(4)	consult with the other in advance in relation to the progress of obtaining Regulatory Approvals.
3.3	Waiver of conditions precedent

(a)	The conditions precedent in clauses 3.1(b), 3.1(c) and 3.1(e) cannot be waived.

(b)	The conditions precedent in clause 3.1(a) and 3.1(d) are for the benefit of Agrium and AWB and any breach or non-fulfilment of those conditions may only be waived with the written consent of Agrium and AWB (in their absolute discretion, but only to the extent such waiver is lawful).

(c)	The conditions precedent in clauses 3.1(f) and 3.1(g) are for the sole benefit of Agrium and may only be waived by Agrium (in its absolute discretion) in writing.

(d)	The condition precedent in clause 3.1(h) is for the sole benefit of AWB and may only be waived by AWB (in its absolute discretion) in writing.

(e)	If a party waives the breach or non-fulfilment of any of the conditions precedent in clause 3.1, that waiver does not prevent it from suing the other party for any breach of this deed that resulted in the breach or non-fulfilment of the condition precedent.

(f)	Waiver of a breach or non-fulfilment in respect of one condition precedent does not constitute:
(1)	a waiver of breach or non-fulfilment of any other condition precedent resulting from the same event; or

(2)	a waiver of breach or non-fulfilment of that condition precedent resulting from any other event.
3.4	Termination on failure of condition precedent

(a)	If:
(1)	the Scheme has not become Effective by the End Date; or
Scheme Implementation Deed

3 Conditions precedent and pre-implementation steps
(2)	any event occurs which would, or in fact does, prevent a condition precedent in clause 3.1 being satisfied and that condition precedent is not waived by AWB or Agrium or both (as applicable) in accordance with clause 3.3, the parties must consult in good faith to:
(3)	determine whether the Transaction may proceed by way of alternative means or methods;

(4)	change the date of the application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Scheme or adjourning that application (as applicable) to another date agreed by AWB and Agrium (being a date no later than 5 Business Days before the End Date); or

(5)	extend the relevant date or End Date.
(b)	If the parties are unable to reach agreement under clause 3.4(a) within 5 Business Days of becoming aware of the relevant occurrence or relevant date or by the End Date, then unless that condition precedent is waived by AWB or Agrium as provided in clause 3.3, either party may terminate this deed without any liability (except under clause 11, if applicable) to the other party because of that termination, unless the relevant occurrence or the failure of the condition precedent to be satisfied, or of the Scheme to become Effective, arises out of a breach by the terminating party of clause 5 or this clause 3.

(c)	Subject to any rights or obligations arising under or pursuant to clauses that are expressed to survive termination, on termination of this deed, no party shall have any rights against or obligations to any other party under this deed except for those rights and obligations which accrued prior to termination.

(d)	If the condition in clause 3.1(c) is not satisfied only because of a failure to obtain the majority required by section 411(4)(a)(ii)(A) of the Corporations Act, then either party may by written notice within 3 Business Days after the date of the conclusion of the Scheme Meeting require the approval of the Court to be sought, pursuant to the Court’s discretion in that section, provided the party has in good faith formed the view that the prospect of the Court exercising its discretion in that way is reasonable.

3.5	Certain notices

(a)	If AWB or Agrium becomes aware that any condition precedent has been satisfied, it must promptly notify the other in writing of this fact.

(b)	If, before the time specified for satisfaction of a condition precedent, an event that will prevent that condition precedent being satisfied occurs, the party with knowledge of that event must immediately give the other party written notice of that event.

(c)	AWB and Agrium (as the case may be) must promptly advise each other orally and in writing of any change or event causing, or which, so far as can reasonably be foreseen, would cause:
(1)	a representation or warranty provided in this deed by a relevant party to be false;

(2)	a breach or non-fulfilment of any of the conditions precedent; or

(3)	a material breach of this deed by a relevant party.
Scheme Implementation Deed

4 Transaction steps
4	Transaction steps

4.1	Scheme

(a)	AWB must propose a scheme of arrangement under which all of the Scheme Shares will be transferred to Agrium or, where Agrium makes an election in accordance with clause 4.1(b), Agrium Subsidiary and the Scheme Shareholders will be entitled to receive the Scheme Consideration.

(b)	The parties agree that Agrium may elect under this clause 4.1(b) that a subsidiary of Agrium will acquire the Scheme Shares under the Scheme by giving written notice to AWB of the relevant subsidiary of Agrium which will acquire those Scheme Shares on or before the First Court Date.

4.2	Scheme Consideration

(a)	Subject to paragraph (b) below, the Scheme Consideration is $1.50 cash per Scheme Share.

(b)	If AWB pays a dividend on or before the Implementation Date the Scheme Consideration per Scheme Share will be $1.50 minus the cash amount of the dividend.

4.3	Agreement to fund a Permitted Dividend

(a)	Agrium agrees that, if AWB declares a Permitted Dividend (which for the avoidance of doubt must only be payable by AWB if the Scheme becomes Effective), it will provide an unsecured, interest free loan to AWB in a sum equal to the aggregate cash amount of the dividend payable on each AWB Share.

(b)	The loan must:
(1)	be paid by Agrium to AWB at least one Business Day prior to the payment date for the Permitted Dividend; and

(2)	not be repayable for at least one year following the payment date for the Permitted Dividend.
(c)	Agrium’s obligation to make the payment referred to in paragraph (b)(1) above will be satisfied by the payment of the relevant amount in immediately available funds to the account nominated by AWB for the purposes of this clause.

4.4	Payment of Scheme Consideration

Agrium undertakes and warrants to AWB (in its own right and separately as trustee or nominee for each of the Scheme Shareholders) that, in consideration of the transfer to Agrium (or, where an election is made under clause 4.1(b), Agrium Subsidiary) of each AWB Share held by a Scheme Shareholder at the Scheme Record Date under the terms of the Scheme, Agrium will on the Implementation Date:

(a)	accept or, where an election is made under clause 4.1(b), procure that Agrium Subsidiary accepts that transfer; and
Scheme Implementation Deed

5 Implementation
(b)	pay or procure the payment of the Scheme Consideration in accordance with the Scheme.

4.5	No amendment to Scheme without consent

AWB must not consent to any modification of, or amendment to, or the making or imposition by the Court of any condition in respect of, the Scheme without the prior written consent of Agrium.

5	Implementation

5.1	Obligations of both parties

Without limiting the general nature of clause 2, each party must:

(a)	Certificate: at the hearing on the Second Court Date, provide to the Court a certificate confirming whether or not the conditions precedent in clause 3.1 (other than the condition in clause 3.1(b)) have been satisfied or waived in accordance with this deed. A draft of such certificate shall be provided by each party to the other party by 5.00 pm on the Business Day prior to the Second Court Date; and

(b)	Timing: consult with each other regularly in relation to the timetable (to be agreed) for performing their respective obligations.

5.2	AWB’s obligations

Without limiting the general nature of clause 2, AWB must execute all documents and do all acts and things within its power as may be necessary or desirable for the implementation of the Transaction on a basis consistent with this deed and as expeditiously as possible, including doing any acts on behalf of AWB Shareholders, and in particular AWB must:

(a)	preparation of Scheme Booklet: subject to clause 5.2(k), as soon as practicable after the date of this deed, prepare and despatch the Scheme Booklet in accordance with all applicable laws and in particular with the Corporations Act, the Corporations Regulations, RG 60, RG 142 and the Listing Rules;

(b)	directors’ recommendation: unless there has been a change of recommendation permitted by clause 5.9, include in the Scheme Booklet a statement by the AWB Board:
(1)	unanimously recommending that AWB Shareholders vote in favour of the Constitutional Amendment Resolution and the Scheme in the absence of any superior proposal; and

(2)	that each AWB Board member intends (in the absence of a superior proposal) to vote, or procure the voting of any AWB Shares held by or on their behalf at the time of the Scheme Meeting in favour of the Scheme at the Scheme Meeting and the Constitutional Amendment Resolution at the meeting to be convened in accordance with clause 5.2(f);
(c)	section 411(17)(b) statement: apply to ASIC for the production of:
(1)	an indication of intent letter stating that it does not intend to appear at the First Court Date; and
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(2)	a statement under section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Scheme;
(d)	Court direction: promptly apply to the Court for orders directing AWB to convene the Scheme Meeting;

(e)	Scheme Meeting: convene the Scheme Meeting to agree to the Scheme in accordance with the orders made by the Court pursuant to section 411(1) of the Corporations Act;

(f)	Constitutional Amendment Meeting: convene a meeting of AWB Shareholders to consider the Constitutional Amendment Resolution (to be held on the same date as the Scheme Meeting);

(g)	Court approval: (subject to all conditions precedent in clause 3.1, other than Court approval being satisfied or waived in accordance with this deed) promptly apply to the Court for orders approving the Scheme as agreed to by the AWB Shareholders at the Scheme Meeting;

(h)	lodge copy of Court order: lodge with ASIC an office copy of the Court order approving the Scheme as agreed to by the AWB Shareholders at the Scheme Meeting on the day such office copy is received (or such later date as agreed in writing by Agrium);

(i)	Scheme Consideration: close the Share Register as at the Scheme Record Date and determine entitlements to the Scheme Consideration in accordance with the Scheme and the Deed Poll;

(j)	registration: subject to the Scheme Consideration having been paid to AWB, register all transfers of AWB Shares held by Scheme Shareholders to Agrium on or as soon as practicable after, the Implementation Date;

(k)	consultation with Agrium: consult with Agrium as to the content and presentation of the Scheme Booklet including:
(1)	providing to Agrium drafts of the Scheme Booklet for the purpose of enabling Agrium to review and comment on those draft documents;

(2)	taking all comments made by Agrium into account in good faith when producing a revised draft of the Scheme Booklet; and

(3)	providing to Agrium a revised draft of the Scheme Booklet within a reasonable time before the Regulator’s Draft is finalised;

(4)	obtaining written approval from Agrium for the form and content in which the Agrium Information appears in the Scheme Booklet;
(l)	information: provide all necessary information, or procure that the AWB Registry provides all necessary information, in each case in a form reasonably requested by Agrium, about the Scheme and AWB Shareholders to Agrium and its authorised Representatives which Agrium reasonably requires in order to:
(1)	canvass agreement to the Scheme by AWB Shareholders; or

(2)	facilitate the provision by, or on behalf of, Agrium of the Scheme Consideration;
(m)	ASIC review: keep Agrium informed of any matters raised by ASIC in relation to the Scheme Booklet, and use reasonable endeavours to take into consideration in resolving such matters any issues raised by Agrium;

(n)	Independent Expert: promptly appoint the Independent Expert and provide assistance and information reasonably requested by the Independent Expert to enable it to prepare its report for the Scheme Booklet as soon as practicable; and

(o)	listing: not do anything to cause AWB Shares to cease being quoted on the ASX or to become permanently suspended from quotation prior to completion the Transaction unless Agrium has agreed in writing.
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5.3	Agrium’s obligations

Without limiting the general nature of clause 2, Agrium must execute all documents and do all acts and things within its power as may be necessary or desirable for the implementation of the Transaction on a basis consistent with this deed and as expeditiously as possible, and in particular Agrium must:

(a)	Agrium Information: prepare and promptly provide to AWB the Agrium Information for inclusion in the Scheme Booklet and consent to the inclusion of that information in the Scheme Booklet;

(b)	Update Agrium Information: promptly provide to AWB any information that arises after the Scheme Booklet has been despatched and until the date of the Scheme Meeting that may be necessary to ensure that the Scheme Booklet, in relation to the Agrium Information in it, does not contain any material misstatement that is false or misleading in a material respect including because of any material omission from that statement;

(c)	review of Scheme Booklet: review the drafts of the Scheme Booklet prepared by AWB and provide comments promptly on those drafts in good faith;

(d)	Independent Expert’s report: subject to the Independent Expert entering into arrangements with Agrium including in relation to confidentiality in a form reasonably acceptable to Agrium, provide any assistance or information reasonably requested by the Independent Expert in connection with the preparation of the Independent Expert’s report to be sent together with the Scheme Booklet;

(e)	representation: procure that it is represented by counsel at the Court hearings convened for the purposes of section 411(4)(b) of the Corporations Act, at which through its counsel, Agrium will undertake (if requested by the Court) to do all such things and take all such steps within its power as are necessary in order to ensure the fulfilment of its obligations under this deed and the Scheme;

(f)	Deed Poll: on the Business Day prior to the First Court Date, enter into the Deed Poll;

(g)	accuracy of Agrium Information: before a draft of the Scheme Booklet is lodged with ASIC, and again before the Scheme Booklet is despatched to AWB Shareholders, confirm to AWB the accuracy and completeness of the Agrium Information in the Scheme Booklet, including that it does not contain any material misstatement that is false or misleading in a material respect including because of any material omission from that statement;

(h)	Share transfer: if the Scheme becomes Effective, accept or, where an election is made under clause 4.14.1(b), procure that Agrium Subsidiary accepts, a transfer of the AWB Shares as contemplated by clause 4.4(a); and

(i)	Agrium Scheme Consideration: if the Scheme becomes Effective, procure the provision of the Scheme Consideration in the manner and amount contemplated by clause 4 and the terms of the Scheme.

5.4	Content of Scheme Booklet

(a)	The parties agree that the Scheme Booklet will contain statements to the effect that:
(1)	AWB is responsible for the content of the Scheme Booklet other than, to the maximum extent permitted by law, the Agrium Information and the independent expert’s report; and

(2)	Agrium is responsible for the Agrium Information (and no other part of the Scheme Booklet).
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5 Implementation
(b)	If the parties disagree on the form or content of the Scheme Booklet, they must consult in good faith to try to settle an agreed form of the Scheme Booklet.

(c)	If within five Business Days of the consultation referred to in paragraph (b) above having commenced there is still no agreement between the parties, the final form and content of the Scheme Booklet shall be determined by AWB, acting reasonably and if Agrium disagrees with such final form and content:
(1)	AWB must include a statement to that effect in the Scheme Booklet; and

(2)	if AWB’s concerns relate to Agrium Information, AWB must include a statement that Agrium takes no responsibility for the relevant form or content to the extent that the Agrium disagrees with the final form and content.
5.5 Conduct of business
(a)	From the date of this deed up to and including the Implementation Date, AWB must conduct, and must ensure that its Related Bodies Corporate conduct, their businesses in the ordinary and proper course of business, in substantially the same manner and at the same locations as previously conducted and, to the extent inconsistent, use reasonable efforts to:
(1)	preserve intact current business organisations;

(2)	keep available the services of its current officers and employees;

(3)	maintain and preserve its relationships with customers, suppliers, licensors, licensees and others having business dealings with it;

(4)	maintain its business and assets, including maintaining at least its current level of insurance, except to the extent that:
(5)	it is required to do, permitted to do or is permitted not to do, that thing under or in accordance with this deed; or

(6)	Agrium consents otherwise (such consent not to be unreasonably withheld or delayed).
(b)	Without limiting paragraph 5.5(a), AWB must not, and must ensure that its Related Bodies Corporate do not, other than in the ordinary course of business (without the prior written consent of Agrium, such consent not to be unreasonably withheld or delayed):
(1)	dispose, or agree to dispose of any securities, business, asset, interest in a joint venture, entity or undertaking, the value of which exceeds $15 million, to any person other than another entity within the AWB Group, excluding a disposal which was approved by the AWB Board prior to the date of this deed and has been fairly disclosed to Agrium prior to the date of this deed;

(2)	acquire, or agree to acquire any securities, business, asset, interest in a joint venture, entity or undertaking, the price of which exceeds $15 million, from another person other than another entity within the AWB Group, excluding an acquisition, or any capital expenditure or project expenditure which was approved by the AWB Board prior to the date of this deed and has been fairly disclosed to Agrium prior to the date of this deed;
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(3)	other than renewing or replacing existing debt facilities that are scheduled to expire before the Implementation Date with facilities for no greater an amount than such existing facilities or as otherwise disclosed to Agrium prior to the date of this deed, incur any financial indebtedness (including under any existing facilities) or issue any indebtedness or debt securities;

(4)	either:
(A)	enter into a new employment contract with a potential employee of the AWB Group (other than to replace an employee who has ceased to be an employee of the AWB Group); or

(B)	enter into a new employment contract or amend (other than as part of any annual salary review conducted in the ordinary course) an employment contract with an existing employee of the AWB Group, in respect of which the total employment costs payable to that existing or potential employee is in excess of $500,000 per annum;

(5)	pay any bonus, termination, severance or retention payments to any employees of a member of the AWB Group except in accordance with existing contractual entitlements at the date of this deed, provided however that the AWB Board may, after consultation with Agrium, approve retention payments for senior executives of a member of the AWB Group where such retention payments do not exceed 6 months base salary for any individual executive up to an aggregate limit of $4,000,000 for all such retention payments;

(6)	other than as contemplated by clause 5.8, accelerate the rights of any employees of a member of the AWB Group to compensation or benefits of any kind (including under an option or share plan);

(7)	enter into any enterprise bargaining agreement other than in the ordinary course of business or pursuant to contractual arrangements in effect on the date of this deed;

(8)	settle any legal proceedings, claim, investigation, arbitration or other like proceeding where the settlement amount exceeds $2 million and with respect to the litigation initiated by the Republic of Iraq pertaining to the “Oil-for-Food Program”, AWB shall, and shall instruct its advisors to, consult with Agrium and its advisors prior to making filings, engaging in any negotiations or taking any other actions which are material to the outcome of the litigation, and shall provide drafts of all filings prior to making the same and copies of all documents received in connection with such litigation;

(9)	enter into a joint venture or strategic partnership with any person; or

(10)	authorise, commit or agree to do any of the matters set out above.
For the avoidance of doubt, the disposal by AWB of its Australian commodities business (whether into a joint venture or otherwise) or the sale by AWB of AWB (Geneva) SA, without the consent of Agrium would constitute a breach of this clause 5.5(b).
5.6 Policies and Guidelines
(a)	Nothwithstanding any other provision of this deed, AWB must ensure that each member of the AWB Group:
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(1)	carries on their business in accordance with AWB’s current internal policies, procedures and guidelines relating to trading, market risk limits (including VaR limits) and operational thresholds and risk (AWB Policies and Guidelines);

(2)	does not increase, change or vary any of the AWB Policies or Guidelines (including any market risk limits (including VaR limits) and operational thresholds thereunder) in place at the date of this deed without the written consent of Agrium (such consent not to be unreasonably withheld or delayed); and

(3)	notifies Agrium immediately upon becoming aware of any breach, contravention or non-compliance with any AWB Policies and Guidelines by any member of the AWB Group.
5.7 Integration planning
(a)	The parties must work together in good faith from the date of this deed up to and including the Implementation Date to commence planning for the merger and integration of AWB and Agrium following the Implementation Date.

(b)	As soon as practicable after the date of this deed, the parties must constitute an operational committee consisting of members of the management team of each of AWB and Agrium and such other persons as the managing directors may agree from time to time.

(c)	The role of the operational committee is to act as a forum for the consideration and planning of the day one post implementation integration of the merged AWB and Agrium businesses.

(d)	In the period from the date of this deed until the Implementation Date, each party must provide the other by close of business on the last Business Day of each week a report outlining the following most recent available information with respect to its:
(1)	position by book

(2)	mark to market position on a realized and unrealized basis; and

(3)	performance against VaR (if applicable),
in a form similar to that produced by each party during its regular reporting.

(e)	Agrium agrees that all information provided pursuant to clause 5.7(d) must be used solely for the purposes of monitoring the trading books of AWB (as applicable) to ensure compliance with AWB’s policies and procedures.
5.8 AWB Performance Rights
Agrium acknowledges and agrees that it is the intention of the AWB Board to give notice to the holders of AWB performance rights as at a date on or after the First Court Date that their performance rights have become vested (on such terms and conditions as the AWB Board may determine).
5.9 Change of AWB Board recommendation
If the recommendation contemplated in clause 2.1(a) is made, the AWB Board collectively, and the members of the AWB Board individually, must not change, withdraw
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6 Representations and warranties
or modify its, his or her recommendation in favour of the Scheme or the Constitutional Amendment Resolution unless:

(a)	the Independent Expert does not conclude that the Transaction is in the best interests of the AWB Shareholders; or

(b)	AWB receives a Superior Proposal has notified Agrium that one or more of its directors intends to change, withdraw or modify its, his or her recommendation in relation to the Scheme and 3 clear days has passed since that notification is given.
5.10 Appointment of directors
On the Implementation Date, but subject to the Scheme Consideration having been paid to the Scheme Shareholders and receipt by AWB of signed consents to act, AWB must:

(a)	take all actions necessary to appoint the persons nominated by Agrium as new AWB Directors and new directors of each member of the AWB Group; and

(b)	procure that all AWB Directors (other than the new AWB Directors appointed pursuant to paragraph (c)(1)) resign from the AWB Board,

in each case in accordance with AWB’s constitution, the Corporations Act and the Listing Rules.
6 Representations and warranties
6.1 Agrium’s representations
Agrium represents and warrants to AWB (in its own right and separately as trustee or nominee for each of the other AWB Indemnified Parties) each of the Agrium Representations and Warranties.
6.2 Agrium’s indemnity
Agrium agrees with AWB (in its own right and separately as trustee or nominee for each of the other AWB Indemnified Parties) to indemnify the AWB Indemnified Parties against any claim, action, damage, loss, liability, cost, expense or payment of whatever nature and however arising which AWB or any of the other AWB Indemnified Parties suffers, incurs or is liable for arising out of any breach of any of the Agrium Representations and Warranties.
6.3 AWB’s representations
AWB represents and warrants to Agrium (in its own right and separately as trustee or nominee for each of the other Agrium Indemnified Parties) each of the AWB Representations and Warranties.
6.4 AWB’s indemnity
AWB agrees with Agrium (in its own right and separately as trustee or nominee for each Agrium Indemnified Party) to indemnify Agrium and each of the other Agrium Indemnified Parties from any claim, action, damage, loss, liability, cost, expense or payment of
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7 Releases
whatever nature and however arising which Agrium or any of the other Agrium Indemnified Parties suffers, incurs or is liable for arising out of any breach of any of the AWB Representations and Warranties.
6.5 Survival of representations
Each representation and warranty referred to in clauses 6.1 and 6.3:

(a)	is severable; and

(b)	survives the termination of this deed.
6.6 Survival of indemnities
Each indemnity in this deed (including those in clauses 6.2 and 6.4):

(a)	is severable;

(b)	is a continuing obligation;

(c)	constitutes a separate and independent obligation of the party giving the indemnity from any other obligations of that party under this deed; and

(d)	survives the termination of this deed.
6.7 Timing of warranties
Each representation and warranty made or given under clauses 6.1 and 6.3 is given:

(a)	at the date of this deed; and

(b)	at the date the Scheme Booklet is despatched to AWB Shareholders; and

(c)	at 8.00am on the date of the Scheme Meeting; and

(d)	at 8.00am on the Second Court Date; or

(e)	where expressed to be given at a particular time, at that time.
7 Releases
7.1 AWB directors and officers
(a)	Agrium releases its rights, and agrees with AWB that it will not make a claim, against any AWB Indemnified Party (other than AWB) as at the date of this deed in connection with:
(1)	any breach of any representations, covenants and warranties of AWB or any member of the AWB Group in this deed; or

(2)	any disclosures containing any statement which is false or misleading whether in content or by omission, except where the AWB Indemnified Party has not acted in good faith or has engaged in wilful misconduct.
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8 Public announcement
(b)	This clause is subject to any Corporations Act restriction and will be read down accordingly. AWB receives and holds the benefit of this clause to the extent it relates to each AWB Indemnified Party as trustee for each of them.
7.2 Agrium directors and officers
(a)	AWB releases its rights, and agrees with Agrium that it will not make a claim, against any Agrium Indemnified Party (other than Agrium) as at the date of this deed in connection with:
(1)	any breach of any representations, covenants and warranties of Agrium in this deed; or

(2)	any disclosure containing any statement which is false or misleading whether in content or by omission, except where the Agrium Indemnified Party has not acted in good faith or has engaged in wilful misconduct.

(b)	This clause is subject to any Corporations Act restriction and will be read down accordingly. Agrium receives and holds the benefit of this clause to the extent it relates to each Agrium Indemnified Party as trustee for each of them.
8 Public announcement
Immediately after the execution of this deed, AWB and Agrium must issue public announcements in a form agreed between the parties.
9 Confidentiality
9.1 Confidentiality Deed
AWB and Agrium acknowledge and agree that they continue to be bound by the Confidentiality Deed after the date of this deed.
9.2 Survival of obligations
The rights and obligations of the parties under the Confidentiality Deed survive termination of this deed.
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10 No-talk and no-shop obligations
10 No-talk and no-shop obligations
10.1 No-talk
Subject to clause 10.3, during the Restricted Period, AWB must not, and must ensure that none of its Representatives, Related Bodies Corporate and none of their Representatives (including for the avoidance of doubt any Financial Advisors):

(a)	directly or indirectly participate in or continue any discussions or negotiations;

(b)	provide or make available any information (including by way of providing information and access to perform due diligence);

(c)	enter into any agreement, arrangement or understanding; or

(d)	communicate any intention to do any of these things, in relation to, or which may reasonably be expected to lead to, a Competing Transaction.
10.2 No-shop
During the Restricted Period, AWB must not, and must ensure that none of its Representatives, Related Bodies Corporate and none of their Representatives (including for the avoidance of doubt any Financial Advisors):

(a)	solicit (including by way of providing information concerning AWB to any person), invite, directly or indirectly, enquiries, discussions or proposals in relation to, or which may reasonably be expected to lead to, a Competing Transaction; or

(b)	communicate to any person an intention to do any of the things referred to in clause 10.2(a).
10.3 Limitation to No-talk
(a)	Nothing in clause 10.1 limits AWB’s ability to, and it is not a breach of clause 10.1 for, AWB to provide the notification to GrainCorp Limited contemplated by clause 5.9(c)(2) of the deed between AWB and GrainCorp dated 30 July 2010.

(b)	AWB, its Related Bodies Corporate and their Representatives may undertake any action that would otherwise be prohibited by clause 10.1 in relation to a bona fide Competing Transaction which was received after the date of this deed and which was not solicited by it and was not otherwise brought about as a result of any breach by it of its obligations under this clause 10, where:
(1)	the Competing Transaction constitutes, or would be likely to constitute, a Superior Proposal; and

(2)	the Board of AWB, acting in good faith and after having obtained written advice from its legal advisers, determines, that not undertaking that act would be likely to involve a breach of the fiduciary duties owed by any AWB director; or

(3)	it would otherwise be unlawful.
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10 No-talk and no-shop obligations
10.4 Notification of approaches
(a)	During the Restricted Period, AWB must notify Agrium in writing if it, or any of its Related Bodies Corporate or any of their Representatives becomes aware of any:
(1)	negotiations or discussions, approach or attempt to initiate any negotiations or discussions, or intention to make such an approach or attempt to initiate any negotiations or discussions in respect of any expression of interest, offer or proposal of a kind referred to in clause 10.1 or 10.2 including details of the party making the expression of interest, offer or proposal, their terms and any updates to the expression of interest, offer or proposal;

(2)	proposal whether written or otherwise made to AWB or any of its Related Bodies Corporate or Representatives, in connection with, or in respect of any exploration or consummation of, a Competing Transaction or a proposed or potential Competing Transaction, whether unsolicited or otherwise, including details of the party making the proposal, the terms of the proposal and any updates to the proposal;

(3)	provision by AWB, Related Bodies Corporate or Representatives of any information relating to AWB or any of its Related Bodies Corporate or any of their businesses or operations to any person in connection with or for the purposes of a current or future Competing Transaction; and

(4)	action by AWB, or any intention of it to take any action, in reliance on clause 10.3.
(b)	The obligations in this clause 10.4 do not apply to the extent that it requires AWB to provide information the AWB Board has determined in good faith, and after having obtained written advice from its legal advisers, that the consequences of providing the relevant information would be likely to constitute a breach of the fiduciary duties owed by any AWB director.
10.5 Access to information
AWB will not, and will procure that none of its Representatives, Related Bodies Corporate and none of their Representatives (including for the avoidance of doubt any Financial Adviser):

(a)	provide any information relating to AWB to any person in relation to a Competing Transaction, unless that person has agreed to a standstill in respect of AWB on terms no more favourable than the standstill Agrium has agreed to under the Confidentiality Deed (Third Party Standstill); and

(b)	amend, waive or release a Third Party Standstill (or any part thereof) unless Agrium is first offered an amendment, waiver or release from its standstill on the same terms.
10.6 Presentations
Nothing in this clause 10 prevents AWB from continuing to make normal presentations to brokers, portfolio investors and analysts in the ordinary course of business.
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11 Payment of costs
11 Payment of costs
11.1 Background
(a)	AWB and Agrium acknowledge that, if they enter into this deed and the Scheme is subsequently not implemented, Agrium will incur significant costs.

(b)	In the circumstances referred to in clause 11.1(a), Agrium has requested that provision be made for the payments outlined in clause 11.1, without which Agrium would not have entered into this deed.

(c)	AWB confirms that the AWB Board has acknowledged that:
(1)	it has received legal advice in relation to this deed and the operation of this clause 11;

(2)	it believes the implementation of the Scheme will provide significant benefits to AWB and AWB Shareholders, such that it is reasonable and appropriate for AWB to agree to the AWB Reimbursement Fee in order to secure Agrium’s participation in the Transaction; and

(3)	the AWB Reimbursement Fee represents a genuine and reasonable estimate of cost and loss that would be suffered by Agrium if this Deed was entered into and the Scheme is subsequently not implemented (except in the case of a wilful breach by AWB of any of clauses 5.1, 5.2, 5.5, 5.6, 5.7, 5.9 or 10, in which case, the AWB Reimbursement Fee may represent an amount less than a genuine reasonable estimate of that cost and loss).
11.2 Payment by AWB to Agrium
If the pre-condition in clause 2.1 is satisfied and:

(a)	prior to the earlier of the Effective Date or the End Date, any member of the AWB Board fails to recommend or withdraws or adversely modifies his or her support of the Scheme or his or her recommendation that AWB Shareholders vote in favour of the Scheme or the Constitutional Amendment Resolution, or makes a public statement indicating that they no longer support the Scheme or the Constitutional Amendment Resolution or that they support a Competing Transaction, other than:
(1)	as a result of the Independent Expert opining that the Scheme is not in the best interests of Scheme Shareholders (other than where the reason for that opinion is a Competing Transaction);

(2)	as a result of any matter or thing giving AWB the right to terminate under clause 13.1(a)(1) or 13.1(a)(3); or

(3)	as a result of a failure of a condition precedent in clause 3.1 (except the conditions precedent in clause 3.1(f) or 3.1(g)), other than as a result of a breach by AWB of clause 3.2;
(b)	a Competing Transaction is announced or made prior to the earlier of the Effective Date or the End Date and, within 12 months after the date of this deed, a person other than Agrium (or its associates) has or acquires voting power of 50% or more in AWB pursuant to that transaction and the Competing Transaction is, or becomes, free from defeating conditions;
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11 Payment of costs
(c)	at any time prior to the earlier of the Effective Date or the End Date, a person, other than a member of the Agrium Group, acquires or agrees to acquire the whole or a substantial part of AWB’s assets, business or property (whether by way of acquisition, amalgamation, scheme of arrangement or otherwise); or

(d)	AWB is in material breach of any clause of this deed (including a material breach of a AWB Representation and Warranty under clause 6) and Agrium terminates this deed pursuant to clause 13.1(b)(2) as a result, then AWB must pay Agrium the AWB Reimbursement Fee in accordance with clause 11.3.
11.3 Satisfaction of payment obligation
(a)	AWB must pay Agrium the amount claimed under clause 11.1 within 5 Business Days after receipt by AWB of a demand for payment from Agrium unless a finding has been made by a court, Takeovers Panel, regulatory authority or tribunal as described in clause 11.4, or an application has been made to such a body seeking such a finding.

(b)	AWB’s obligation to make the payment referred to in clause 11.3(a) will be satisfied by the payment of the relevant amount in immediately available funds to the account nominated by Agrium for the purposes of this clause.
11.4 Nature of payment
The amount payable by AWB under clause 11.1 is intended to be an amount to compensate Agrium for:
(a)	advisory costs (including costs of advisors other than success fees);

(b)	costs of management and directors’ time;

(c)	out-of-pocket expenses; and

(d)	reasonable opportunity costs incurred by Agrium in pursuing the Scheme or in not pursuing other alternative acquisitions or strategic initiatives which Agrium could have developed to further its business and objectives, except in the case of a wilful breach by AWB of any of clauses 5.1, 5.2, 5.5, 5.6, 5.7, 5.9 or 10, in which case the amount payable by AWB under clause 11.1 may be less than a sufficient amount to compensate Agrium for those costs and expenses.
11.5 Compliance with law
(a)	No amount shall be payable by AWB under clause 11.1 if the Scheme becomes Effective, notwithstanding the occurrence of any event in clause 11.1. To the extent that any amounts have already been paid under this clause 11.1 and the Scheme becomes Effective, such amounts shall be immediately refunded to AWB.

(b)	This clause 11 does not impose an obligation on AWB to pay the AWB Reimbursement Fee to the extent (and only to the extent) that the obligation to pay the amount:
(1)	constitutes unacceptable circumstances as declared by the Takeovers Panel; or
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12 Conduct of Court proceedings
(2)	is held to be unenforceable by one party against the other as determined by a court, after all proper avenues of appeal and review, whether judicial or otherwise, have been exhausted. The parties must take all reasonable steps to ensure that any such determination applies to the minimum extent possible.
(c)	The parties must not make or cause or permit to be made, any application to a court or the Takeovers Panel for or in relation to a determination referred to in clause 11.5(b).
11.6 Other claims
Except in circumstances where AWB has wilfully breached any of clauses 5.1, 5.2, 5.5, 5.6, 5.7, 5.9 or 10 the maximum aggregate amount which AWB is required to pay in relation to a breach of this deed by AWB is the AWB Reimbursement Fee, and in no event will the aggregate liability of AWB under or in connection with a breach of this deed exceed the AWB Reimbursement Fee.
12 Conduct of Court proceedings
(a)	AWB and Agrium are entitled to separate representation at all Court proceedings affecting the Transaction.

(b)	This deed does not give AWB or Agrium any right or power to give undertakings to the Court for or on behalf of the other party without that party’s written consent.

(c)	AWB and Agrium must give all undertakings to the Court in all Court proceedings which are reasonably required to obtain Court approval and confirmation of the Transaction as contemplated by this deed.
13 Termination
13.1 Termination
(a)	Without prejudice to any other rights of termination under this deed, AWB may terminate this deed by written notice to Agrium at any time before 8.00am on the Second Court Date if:
(1)	Agrium is in breach of this deed (including a breach of a Agrium Representation and Warranty under clause 6) and:
(A)	that breach is material;

(B)	AWB has given written notice to Agrium setting out the breach and stating an intention to terminate this deed if the breach is not remedied; and
Scheme Implementation Deed

13 Termination
(C)	the breach is not remedied by Agrium within 5 Business Days (or any shorter period ending on the Second Court Date) from the time the notice is given in accordance with sub-paragraph (B);
(2)	if the pre-condition in clause 2.1(a) is satisfied, a majority of the AWB Board subsequently changes or withdraws their recommendation to AWB Shareholders to vote in favour of the Scheme, or recommends a Competing Transaction in each case in accordance with, and without breaching, clause 5.9; or

(3)	a Court or Government Agency has taken any action permanently restraining or otherwise prohibiting the Transaction, or has refused to do any thing necessary to permit the Transaction, and the action or refusal has become final and cannot be appealed.
(b)	Without prejudice to any other rights of termination under this deed, Agrium may terminate this deed by written notice to AWB at any time before 8.00am on the Second Court Date if:
(1)	there is an AWB Material Adverse Change;

(2)	AWB is in breach of this deed (including a breach of an AWB Representation and Warranty under clause 6) and:
(A)	that breach is material;

(B)	Agrium has given written notice to AWB setting out the breach and stating an intention to terminate this deed if the breach is not remedied; and

(C)	the breach is not remedied by AWB within 5 Business Days (or any shorter period ending on the Second Court Date) from the time the notice is given in accordance with sub-paragraph (B);
(3)	the recommendation contemplated by clause 2.1(a) is not given by the time referred to in clause 2.1(b);

(4)	if the pre-condition in clause 2.1(a) is satisfied, a majority of the AWB Board subsequently changes or withdraws their recommendation to AWB Shareholders to vote in favour of the Scheme, or recommends a Competing Transaction in each case whether in accordance with clause 5.9 or not; or

(5)	a Court or Government Agency has taken any action permanently restraining or otherwise prohibiting the Transaction, or has refused to do any thing necessary to permit the Transaction, and the action or refusal has become final and cannot be appealed.
13.2 Effect of termination
If this deed is terminated by either party under clauses 3.4(b) or 13.1 except to the extent that the termination results from a breach by either party of its obligations under this deed, this deed will become void and have no effect, without any liability or obligation on the part of any party, other than in relation to rights and obligations that accrued prior to termination and other than in relation to the provisions of this clause 13 and of clauses 6.5 to 6.7 (representations and warranties), 9 (confidentiality), 11 (Payment of Costs) (other than where this deed is terminated under clause 13.1(b)(3) in which case clause 11 does not remain in force after termination), 14 (duty, costs and expenses), 15 (GST) and 16 (General), which will remain in force after termination.
Scheme Implementation Deed

14 Duty, costs and expenses
13.3 Agrium acknowledgement
(a)	Agrium acknowledges and agrees that, if this deed is terminated by AWB pursuant to clause 13.1(a)(1) due to a material breach by Agrium, Agrium’s liability to AWB may not adequately reflect any loss or damage suffered by AWB’s Shareholders (unlike the position that would apply if the Transaction was to be implemented by takeover bid and section 670E of the Corporations Act applied).

(b)	Accordingly, subject to clause 13.3(d), if AWB terminates this deed due to a material breach by Agrium pursuant to clause 13.1(a)(1), any AWB Shareholder who:
(1)	enters into a transaction relating to AWB Shares in reliance on the announcement of Agrium’s proposal on 16 August 2010 or the announcement of the Transaction; and

(2)	suffers loss or damage as a result of the Transaction not proceeding, may recover the amount of that loss or damage from Agrium.
(c)	AWB holds Agrium’s obligations under clause 13.3(b) as trustee or nominee for each AWB Shareholder who is entitled to recover loss or damage against Agrium under that clause.

(d)	Agrium is not liable for any such loss or damage if Agrium can show that it could not reasonably have been expected to proceed with implementation of the Scheme because:
(1)	at the time this deed was entered into, circumstances existed affecting AWB which Agrium did not know of and could not reasonably be expected to know of; or

(2)	after the date of this deed, a change in such circumstances has occurred that was not caused, directly or indirectly, by Agrium.
13.4 Remedies
The parties acknowledge that damages may not be a sufficient remedy for breach of this deed. Specific performance, injunctive relief or any other remedies which would otherwise be available in equity or law are available as a remedy for a breach or threatened breach of this deed by any party, notwithstanding the ability of any party to terminate this deed or seek damages for such a breach or threatened breach or, in the case of Agrium, to demand payment of the AWB Reimbursement Fee. This clause is not intended to, and doesn’t, limit the operation of clause 11.6.
14 Duty, costs and expenses
14.1 Stamp duty
Agrium must pay all stamp duties and any fines and penalties with respect to stamp duty in respect of this deed or the Scheme or the steps to be taken under this deed or the Scheme.
Scheme Implementation Deed

15 GST
14.2 Costs and expenses
Except as otherwise provided in this deed, each party must pay its own costs and expenses in connection with the negotiation, preparation, execution and performance of this deed and the proposed, attempted or actual implementation of this deed and the Transaction.
15 GST
(a)	Any consideration or amount payable under this deed, including any non-monetary consideration (as reduced in accordance with clause 15(e) if required) (Consideration) is exclusive of GST.

(b)	If GST is or becomes payable on a Supply made under or in connection with this deed, an additional amount (Additional Amount) is payable by the party providing consideration for the Supply (Recipient) equal to the amount of GST payable on that Supply as calculated by the party making the Supply (Supplier) in accordance with the GST Law.

(c)	The Additional Amount payable under clause 15(b) is payable at the same time and in the same manner as the Consideration for the Supply, and the Supplier must provide the Recipient with a Tax Invoice. However, the Additional Amount is only payable on receipt of a valid Tax Invoice.

(d)	If for any reason (including the occurrence of an Adjustment Event) the amount of GST payable on a Supply (taking into account any Decreasing or Increasing Adjustments in relation to the Supply) varies from the Additional Amount payable by the Recipient under clause 15(b):
(1)	the Supplier must provide a refund or credit to the Recipient, or the Recipient must pay a further amount to the Supplier, as appropriate;

(2)	the refund, credit or further amount (as the case may be) will be calculated by the Supplier in accordance with the GST Law; and

(3)	the Supplier must notify the Recipient of the refund, credit or further amount within 14 days after becoming aware of the variation to the amount of GST payable. Any refund or credit must accompany such notification or the Recipient must pay any further amount within 7 days after receiving such notification, as appropriate. If there is an Adjustment Event in relation to the Supply, the requirement for the Supplier to notify the Recipient will be satisfied by the Supplier issuing to the Recipient an Adjustment Note within 14 days after becoming aware of the occurrence of the Adjustment Event.
(e)	Despite any other provision in this deed:
(1)	if an amount payable under or in connection with this deed (whether by way of reimbursement, indemnity or otherwise) is calculated by reference to an amount incurred by a party, whether by way of cost, expense, outlay, disbursement or otherwise (Amount Incurred), the amount payable must be reduced by the amount of any Input Tax Credit to which that party is entitled in respect of that Amount Incurred; and

(2)	no Additional Amount is payable under clause 16(b) in respect of a Supply to which s 84-5 of the GST Law applies.
Scheme Implementation Deed

16 General
(f)	Any reference in this clause to an Input Tax Credit to which a party is entitled includes an Input Tax Credit arising from a Creditable Acquisition by that party but to which the Representative Member of a GST Group of which the party is a member is entitled.

(g)	Any term starting with a capital letter that is not defined in this deed has the same meaning as the term has in the A New Tax System (Goods & Services Tax) Act 1999 (Cth).
16 General
16.1 No representation or reliance
(a)	Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this deed, except for representations or inducements expressly set out in this deed and (to the maximum extent permitted by law) all other representations, warranties and conditions implied by statute or otherwise in relation to any matter relating to this deed, the circumstances surrounding the parties’ entry into it and the transactions contemplated by it are expressly excluded.

(b)	Each party acknowledges and confirms that it does not enter into this deed in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this deed.

(c)	Each party acknowledges and confirms that clauses 16.1(a) and 16.1(b) do not prejudice any rights a party may have in relation to information which has been filed by the other party with ASIC or the ASX.
16.2 No merger
The rights and obligations of the parties do not merge on completion of the Transaction. They survive the execution and delivery of any assignment or other document entered into for the purpose of implementing the Transaction.
16.3 Consents and approvals
Any consent or approval referred to in, or required under, this deed from any party may not be unreasonably withheld, unless this deed expressly provides for that consent or approval to be given in that party’s absolute discretion.
16.4 Notices
Any communication under or in connection with this deed:
(a)	must be in legible writing;

(b)	must be addressed as shown below:
Scheme Implementation Deed

16 General

Party	Address	Addressee	Email
Agrium	13131 Lake Fraser Drive S.E. Calgary, Alberta, Canada T2J 7E8	Leslie O’Donoghue	lodonogh@agrium.com

AWB	Level 21 380 La Trobe Street Melbourne Victoria 3000	Peter Patterson, General Counsel & Company Secretary	peter.patterson@awb.com.au
(or as otherwise notified by that party to the other party from time to time);

(c)	must be signed by the party making the communication or by a person duly authorised by that party;

(d)	must be delivered to the address, or sent by email to the email address, of the addressee, in accordance with clause 16.4(b); and

(e)	is regarded as received by the addressee:
(1)	if emailed, when a delivery confirmation report is received by the sender which records the time that email was delivered to the addressee’s email address (unless the sender receives a delivery failure notification indicating that the email has not been delivered to the addressee), unless it is not a Business Day, or is after 5.00pm on a Business Day, when that communication will be regarded as received at 9.00am on the next Business Day; and

(2)	if delivered by hand, on delivery at the address of the addressee as provided in clause 16.4(b), unless delivery is not made on a Business Day, or after 5.00pm on a Business Day, when that communication will be regarded as received at 9.00am on the next Business Day.
16.5 Governing law and jurisdiction
(a)	This deed is governed by the laws of Victoria.

(b)	Each party irrevocably submits to the non-exclusive jurisdiction of the courts of Victoria and courts competent to hear appeals from those courts.

(c)	Agrium irrevocably appoints Clayton Utz to be its agent for service of process in connection with this deed and agrees that any service document in connection with this deed may be effectively served on it by service on its agent if sent or faxed to:
(1)	Rod Halstead at Levels 19-35, No. 1 O’Connell Street, Sydney New South Wales 2000 Australia or (02) 8220 6700; and

(2)	Kevin O’Sullivan at Level 27, QV.1 Building, 250 St Georges Terrace, Perth Western Australia 6000 Australia or (08) 9481 3095.
Scheme Implementation Deed

16 General
16.6 Waivers
(a)	Failure to exercise or enforce, a delay in exercising or enforcing, or the partial exercise or enforcement of any right, power or remedy provided by law or under this deed by any party does not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement, of that or any other right, power or remedy provided by law or under this deed.

(b)	Any waiver or consent given by any party under this deed is only effective and binding on that party if it is given or confirmed in writing by that party.

(c)	No waiver of a breach of any term of this deed operates as a waiver of another breach of that term or of a breach of any other term of this deed.
16.7 Variation
This deed may only be varied by a document signed by or on behalf of each of the parties.
16.8 Assignment
A party may not assign, novate or otherwise transfer any of its rights or obligations under this deed without the prior written consent of the other party.
16.9 Further action
Each party will do all things and execute all further documents necessary to give full effect to this deed.
16.10 Entire agreement
This deed supersedes all previous agreements, understandings, negotiations or deeds (other than the Confidentiality Deed) in respect of its subject matter and it, and the Confidentiality Deed embodies the entire agreement between the parties.
16.11 Counterparts
This deed may be executed in any number of counterparts. All counterparts, taken together, constitute one instrument. A party may execute this deed by signing any counterpart.
Scheme Implementation Deed

Schedule 1
Agrium Representations and Warranties

Agrium represents and warrants to AWB (in its own right and separately as trustee or nominee for each of the other AWB Indemnified Parties) that:
(a)	Agrium Information: the Agrium Information contained in the Scheme Booklet:
(1)	will be prepared and included in the Scheme Booklet in good faith;

(2)	will comply in all material respects with the requirements of the Corporations Act, Corporations Regulations, Listing Rules and relevant ASIC regulatory guides;
(b)	Information provided to the Independent Expert: all information provided by Agrium to the Independent Expert will be provided in good faith and on the understanding that the Independent Expert will rely on that information for the purpose of preparing its report for inclusion in the Scheme Booklet;

(c)	Not misleading: the Agrium Information provided for inclusion in the Scheme Booklet, as at the date the Scheme Booklet is despatched to AWB Shareholders , will not contain any statement which is materially misleading or deceptive including by way of omission from that Agrium Information;

(d)	Updating Agrium Information: it will, as a continuing obligation, provide to AWB all such further or new information which may arise after the Scheme Booklet has been despatched until the Scheme Meeting which is necessary to ensure that the Agrium Information is not misleading or deceptive in any material respect (including because of any material omission);

(e)	Validly existing: it is a validly existing corporation registered under the laws of its place of incorporation;

(f)	Authority: the execution and delivery of this deed has been properly authorised by all necessary corporate action of Agrium;

(g)	Power: it has full corporate power and lawful authority to execute, deliver and perform this deed;

(h)	No default: this deed does not conflict with or result in the breach of or a default under:
(1)	Agrium’s constitution or other constituent documents; or

(2)	any writ, order or injunction, judgment, law, rule or regulation to which it is party or by which it is bound; and
(i)	Funding: it has available to it sufficient cash amounts (whether from internal cash resources or external funding arrangements or a combination of both) to satisfy its obligation to pay the Scheme Consideration and the loan contemplated by clause 4.3(a) in accordance with its obligations under this deed, the Scheme and the Deed Poll.
Scheme Implementation Deed

Schedule 2
AWB Representations and Warranties

AWB represents and warrants to Agrium (in its own right and separately as trustee or nominee for each of the other Agrium Indemnified Parties) that:
(a)	Information in Scheme Booklet: the information contained in the Scheme Booklet (other than the Agrium Information and the Independent Expert’s report):
(1)	will be prepared and included in the Scheme Booklet in good faith;

(2)	will comply in all material respects with the requirements of the Corporations Act, Corporations Regulations, Listing Rules and relevant ASIC regulatory guides;
(b)	Information provided to the Independent Expert: all information provided by AWB to the Independent Expert will be provided in good faith and on the understanding that the Independent Expert will rely on that information for the purpose of preparing its report for inclusion in the Scheme Booklet;

(c)	Scheme Booklet: no information (other than the Agrium Information and the Independent Expert’s report) contained in the Scheme Booklet, as at the date the Scheme Booklet is despatched to AWB Shareholders , will contain any statement which is materially misleading or deceptive, including by way of omission from that statement;

(d)	Updating information: it will, as a continuing obligation, ensure that the Scheme Booklet (but in respect of Agrium Information, subject to Agrium complying with its obligations to update Agrium Information) will be updated by all such further or new information which may arise after the Scheme Booklet has been despatched until the Scheme Meeting which is necessary to ensure that the Scheme Booklet is not misleading or deceptive in any material respect (including because of any material omission);

(e)	Continuous disclosure: AWB has complied in all material respects with its continuous disclosure obligations under Listing Rule 3.1 and, other than as fairly disclosed to Agrium, it is not relying on the carve-out in Listing Rule 3.1A to withhold any material information from public disclosure;

(f)	Validly existing: it is a validly existing corporation registered under the laws of its place of incorporation;

(g)	Authority: the execution and delivery of this deed has been properly authorised by all necessary corporate action of AWB;

(h)	Power: AWB has full corporate power and lawful authority to execute and deliver this deed;

(i)	No default: this deed does not conflict with or result in the breach of or a default under:
(1)	AWB’s constitution or other constituent documents; or
Scheme Implementation Deed

Schedule 2 Agrium Representations and Warranties
(2)	any writ, order or injunction, judgment, law, rule or regulation to which it is party or by which it is bound; and
(j)	Capital structure: as at the date of this deed, there are:
(1)	817,304,356 AWB Shares on issue; and

(2)	7,043,858 executive performance rights on issue,
and it has not issued or agreed to issue any other securities, options, performance rights or instruments which are still outstanding (or become outstanding) and may convert into AWB Shares.

(k)	Information: if, after the date of this deed, AWB has provided written information about the AWB Group to a third party (in reliance on clause 10.3) and that information was not disclosed to Agrium prior to the date of this deed, that information has been made available to Agrium.
Scheme Implementation Deed

Signing page

Executed as an deed

Signed by
Agrium Inc.
by its authorised signatory in the presence of

sign here	/S/ Bruce Waterman Authorised signatory

print name	Bruce Waterman

sign here
Witness

print name

Signed by
AWB Limited
by

sign here	/S/ Peter Patterson Company Secretary/Director

print name	Peter Patterson

sign here	/S/ Gordon Davis Director

print name	Gordon Davis
Scheme Implementation Deed

Attachment A
Scheme
Scheme Implementation Deed

Scheme of arrangement
This scheme of arrangement is made under section 411 of the Corporations Act 2001 (Cth)

Between the parties
AWB Limited (ACN 081 890 459) of Level 21, 380 La Trobe Street, Melbourne, Victoria 3000 (AWB)
Each person registered as a holder of fully paid ordinary shares in AWB in the AWB Share Register as at the Scheme Record Date

(Scheme Shareholders)
1	Definitions and interpretation

1.1	Definitions

The meanings of the terms used in this Scheme are set out below.

Term	Meaning
Agrium	Agrium Inc. of 13131 Lake Fraser Drive S.E. Calgary, Alberta, Canada, T2J 7E8.

Agrium Subsidiary	a subsidiary of Agrium in respect of which Agrium has made an election under the Scheme Implementation Deed that that subsidiary acquire the Scheme Shares under the Scheme.

ASIC	the Australian Securities and Investments Commission.

ASX	ASX Limited ABN 98 008 624 691.

AWB	AWB Limited (ACN 081 890 459).
Scheme of arrangement

Term	Meaning
AWB Share	a fully paid ordinary share in AWB.

AWB Shareholder	a person who is registered as the holder of an AWB Share.

AWB Share Register	the register of members of AWB maintained in accordance with the Corporations Act.

Business Day	a day that is not a Saturday, Sunday, public holiday or bank holiday in Melbourne.

CHESS	the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Ltd (ACN 008 504 532).

Corporations Act	the Corporations Act 2001 (Cth).

Court	the Supreme Court of Victoria or such other court of competent jurisdiction under the Corporations Act agreed to in writing by Agrium and AWB.

Deed Poll	the deed poll dated [insert date] 2010 executed by Agrium under which Agrium covenants in favour of the Scheme Shareholders to perform its obligations under this Scheme.

Effective	when used in relation to the Scheme, the coming into effect, under section 411(10) of the Corporations Act, of the Court order made under section 411(4)(b) of the Corporations Act in relation to this Scheme.

Effective Date	the date on which this Scheme becomes Effective.

End Date	31 March 2011.

Implementation Date	the fifth Business Day after the Scheme Record Date, or such other day as AWB and Agrium agree.

Permitted Dividend	a fully franked dividend, not exceeding the lesser of:

• 20 cents per AWB Share; or

• the maximum amount per AWB Share which can be fully franked,

in respect of which a tax ruling or draft tax ruling in a form acceptable to AWB
Scheme of arrangement

Term	Meaning
and Agrium (acting reasonably) is given by the Australian Taxation Office with the knowledge of the funding arrangement proposed in clause 4.3 of the Scheme Implementation Deed, and which is paid by AWB (in its absolute discretion) after the Effective Date without resulting in AWB being in franking deficit immediately after paying the dividend.

Registered Address	in relation to an AWB Shareholder, the address shown in the AWB Share Register.

Registrar	the person for the time being responsible for the maintenance of the AWB Share Register.

Related Body Corporate	the meaning given in the Corporations Act.

Scheme	this scheme of arrangement subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed to by AWB and Agrium.

Scheme Consideration	for every AWB Share held by a Scheme Shareholder as at the Scheme Record Date, $1.50 cash, as reduced by the cash amount of any Permitted Dividend (subject to the terms of this Scheme).

Scheme Implementation Deed	the scheme implementation deed dated 20 August 2010 between AWB and Agrium relating to the implementation of this Scheme.

Scheme Record Date	5.00pm on the fifth Business Day after the Effective Date.

Scheme Shares	all AWB Shares held by the Scheme Shareholders as at the Scheme Record Date.

Scheme Shareholder	a holder of an AWB Share recorded in the AWB Share Register as at the Scheme Record Date.

Second Court Date	the first day on which an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Scheme is heard, or if the application is adjourned for any reason, the first day on which the adjourned application is heard.

Share Scheme	a duly completed and executed proper instrument of transfer in respect of the
Scheme of arrangement

Term	Meaning
Transfer	Scheme Shares for the purposes of section 1071B of the Corporations Act, which may be a master transfer of all Scheme Shares.
1.2	Interpretation

In this Scheme:

(a)	headings and bold type are for convenience only and do not affect the interpretation of this Scheme;

(b)	the singular includes the plural and the plural includes the singular;

(c)	words of any gender include all genders;

(d)	other parts of speech and grammatical forms of a word or phrase defined in this Scheme have a corresponding meaning;

(e)	a reference to a person includes any company, partnership, joint venture, association, corporation or other body corporate and any government agency as well as an individual;

(f)	a reference to a clause, party, part, schedule, attachment or exhibit is a reference to a clause or part of, and a party, schedule, attachment or exhibit to, this Scheme;

(g)	a reference to any legislation includes all delegated legislation made under it and amendments, consolidations, replacements or re enactments of any of them;

(h)	a reference to a document (including this Scheme) includes all amendments or supplements to, or replacements or novations of, that document;

(i)	the word “includes” in any form is not a word of limitation;

(j)	a reference to ‘$’, ‘A$’ or ‘dollar’ is to Australian currency unless denominated otherwise;

(k)	a reference to any time is a reference to that time in Melbourne;

(l)	a term defined in or for the purposes of the Corporations Act has the same meaning when used in this Scheme;

(m)	a reference to a party to a document includes that party’s successors and permitted assignees;

(n)	no provision of this Scheme will be construed adversely to a party because that party was responsible for the preparation of this Scheme or that provision;

(o)	a reference to a body, other than a party to this Scheme (including an institute, association or authority), whether statutory or not:
(1)	which ceases to exist; or
Scheme of arrangement

(2)	whose powers or functions are transferred to another body,
is a reference to the body which replaces it or which substantially succeeds to its powers or functions.
1.3	Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

2	Preliminary matters

(a)	AWB is a public company limited by shares, incorporated in Australia and has been admitted to the official list of the ASX.

(b)	As at [insert date of Scheme Booklet] 2010:
(1)	[insert number] AWB Shares were on issue which are officially quoted on the ASX; and

(2)	[insert number] executive performance rights on issue which are not quoted on any stock exchange;
(c)	Agrium is a corporation limited by shares, incorporated in Canada.

(d)	If this Scheme becomes Effective:
(1)	Agrium will pay or procure the payment of the Scheme Consideration to Scheme Shareholders in accordance with this Scheme and the Deed Poll;

(2)	all the Scheme Shares, and all the rights and entitlements attaching to them as at the Implementation Date, will be transferred to Agrium or Agrium Subsidiary (as applicable) and AWB will enter the name of Agrium or Agrium Subsidiary (as applicable) in the AWB Share Register in respect of the Scheme Shares; and

(3)	it will bind AWB and all Scheme Shareholders, including those who do not attend the meeting of AWB Shareholders to vote on this Scheme, those who do not vote at that meeting and those who vote against this Scheme at that meeting.
(e)	AWB and Agrium have agreed, by executing the Scheme Implementation Deed, to implement this Scheme.

(f)	Agrium has agreed, by executing the Deed Poll, to perform its obligations under this Scheme, including the obligation to pay or procure the payment of the Scheme Consideration to the Scheme Shareholders.
Scheme of arrangement

3	Conditions

3.1	Conditions precedent

This Scheme is conditional on and will have no force or effect until, the satisfaction of each of the following conditions precedent:

(a)	all the conditions in clause 3.1 of the Scheme Implementation Deed (other than the condition in the Scheme Implementation Deed relating to Court approval of this Scheme) having been satisfied or waived in accordance with the terms of the Scheme Implementation Deed by 8.00am on the Second Court Date;

(b)	the Scheme Implementation Deed not having been terminated in accordance with its terms before 8.00am on the Second Court Date;

(c)	approval of this Scheme by the Court under section 411(4)(b) of the Corporations Act, including with such alterations made or required by the Court under section 411(6) of the Corporations Act as are acceptable to Agrium and AWB;

(d)	such other conditions made or required by the Court under section 411(6) of the Corporations Act in relation to the Scheme as are acceptable to Agrium and AWB;

(e)	the orders of the Court made under section 411(4)(b) (and, if applicable, section 411(6)) of the Corporations Act approving the Scheme coming into effect, pursuant to section 411(10) of the Corporations Act.

3.2	Satisfaction

The fulfilment of clause 3.1 is a condition precedent to the operation of provisions of clauses 4.2, 5.1, 5.2, 5.3 and 5.4 of this Scheme.

3.3	End Date

This Scheme will lapse and be of no further force or effect if:

(a)	the Effective Date does not occur on or before the End Date; or

(b)	the Scheme Implementation Deed is terminated in accordance with its terms, unless AWB and Agrium otherwise agree in writing.

3.4	Certificate

(a)	AWB and Agrium will provide to the Court on the Second Court Date a certificate, or such other evidence as the Court requests, confirming (in respect of matters within their knowledge) whether or not all of the conditions precedent in clauses 3.1(a) and 3.1(b) have been satisfied or waived.

(b)	The certificate referred to in clause 3.4(a) constitutes conclusive evidence that such conditions precedent are satisfied, waived or taken to be waived.
Scheme of arrangement

4	Implementation of the Scheme

4.1	Lodgement of Court orders with ASIC

AWB will lodge with ASIC, in accordance with section 411(10) of the Corporations Act, an office copy of the Court order approving the Scheme as soon as possible and in any event by 1.00pm on the first Business Day after the day on which the Court approves the Scheme or such later time as AWB and Agrium agree in writing.

4.2	Transfer of Scheme Shares

On the Implementation Date:

(a)	subject to the payment of the Scheme Consideration in the manner contemplated by clause 5, the Scheme Shares, together with all rights and entitlements attaching to the Scheme Shares as at the Implementation Date, will be transferred to Agrium or Agrium Subsidiary (as applicable), without the need for any further act by any Scheme Shareholder (other than acts performed by AWB as attorney and agent for Scheme Shareholders under clause 8.5), by:
(1)	AWB delivering to Agrium or Agrium Subsidiary (as applicable) a duly completed Share Scheme Transfer, executed on behalf of the Scheme Shareholders by AWB, for registration; and

(2)	Agrium or Agrium Subsidiary (as applicable) duly executing the Share Scheme Transfer, attending to the stamping of the Share Scheme Transfer (if required) and delivering it to AWB for registration; and
(b)	as soon as possible following receipt of the Share Scheme Transfer in accordance with clause 4.2(a)(2), AWB must enter, or procure the entry of, the name and address of Agrium or Agrium Subsidiary (as applicable) in the AWB Share Register in respect of all the Scheme Shares transferred to Agrium or Agrium Subsidiary (as applicable) in accordance with this Scheme.

5	Scheme Consideration

5.1	Provision of Scheme Consideration

(a)	AWB must procure that, by no later than the Business Day before the Implementation Date, an amount equal to the aggregate amount of the Scheme Consideration payable to each Scheme Shareholder is deposited in cleared funds, in an Australian dollar denominated trust account operated by AWB as trustee for the Scheme Shareholders, (provided that any interest on the amounts deposited (less bank fees and other charges) will be credited to Agrium’s account).

(b)	On the Implementation Date and subject to compliance with clause 5.1(a), AWB must pay or procure the payment of the Scheme Consideration to each Scheme Shareholder from the trust account referred to in clause 5.1(a).
Scheme of arrangement

(c)	The obligations of AWB under clause 5.1(b) will be satisfied by AWB dispatching, or procuring the dispatch of, a cheque to each Scheme Shareholder by prepaid post to their Registered Address (as at the Record Date), such cheque being drawn in the name of the Scheme Shareholders (or in the case of joint holders, in accordance with the procedures set out in clause 5.2), for the relevant amount.

5.2	Joint holders

In the case of Scheme Shares held in joint names, the Scheme Consideration is payable to the joint holders and any cheque required to be sent under this Scheme will be made payable to the joint holders and sent to the holder whose name appears first in the AWB Share Register as at the Record Date.

5.3	Unclaimed monies

(a)	AWB may cancel a cheque issued under clause 5.1(c) if the cheque:
(1)	is returned to AWB; or

(2)	has not been presented for payment within six months after the date on which the cheque was sent.
(b)	During the period of one year commencing on the Implementation Date, on request from a Scheme Shareholder, AWB must reissue a cheque that was previously cancelled under this clause.

5.4	Orders of a court

In the case of written notice having been given to AWB (or the AWB Share Registrar) of an order made by a court of competent jurisdiction:

(a)	which requires payment to a third party of a sum in respect of Scheme Shares held by a particular Scheme Shareholder, which would otherwise be payable to that Scheme Shareholder in accordance with clause 5.1(c), then AWB shall be entitled to procure that payment is made in accordance with that order; or

(b)	which would prevent AWB from despatching a cheque to any particular Scheme Shareholder in accordance with clause
5.1(c), AWB shall be entitled to retain an amount, in Australian dollars, equal to the number of Scheme Shares held by that Scheme Shareholder multiplied by the Scheme Consideration until such time as payment in accordance with clause 5.1(c) is permitted by that order or otherwise by law.

6	Dealings in AWB Shares

6.1	Determination of Scheme Shareholders

To establish the identity of the Scheme Shareholders, dealings in AWB Shares will only be recognised if:
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(a)	in the case of dealings of the type to be effected using CHESS, the transferee is registered in the AWB Share Register as the holder of the relevant AWB Shares on or before the Scheme Record Date; and

(b)	in all other cases, registrable transfer or transmission applications in respect of those dealings are received on or before the Scheme Record Date at the place where the AWB Share Register is kept, and AWB will not accept for registration, nor recognise for the purpose of establishing the persons who are Scheme Shareholders, any transfer or transmission application in respect of AWB Shares received after such times, or received prior to such times but not in registrable form.

6.2	Register

(a)	AWB must register registrable transmission applications or transfers of the Scheme Shares in accordance with clause
6.1(b) on or before the Scheme Record Date; provided that, for the avoidance of doubt, nothing in this clause 6.2(a) requires AWB to register a transfer that would result in a AWB Shareholder holding a parcel of AWB Shares that is less than a ‘marketable parcel’ (as defined in the Market Rules of the ASX).

(b)	If the Scheme becomes Effective, a holder of Scheme Shares (and any person claiming through that holder) must not dispose of or purport or agree to dispose of, any Scheme Shares or any interest in them after the Scheme Record Date.

(c)	For the purpose of determining entitlements to the Scheme Consideration, AWB must maintain the AWB Share Register in accordance with the provisions of this clause 6.2 until the Scheme Consideration has been paid to the Scheme Shareholders. The AWB Share Register in this form will solely determine entitlements to the Scheme Consideration.

(d)	All statements of holding for AWB Shares (other than statements of holding in favour of Agrium) will cease to have effect after the Scheme Record Date as documents of title in respect of those shares and, as from that date, each entry current at that date on the AWB Share Register (other than entries on AWB Register in respect of Agrium) will cease to have effect except as evidence of entitlement to the Scheme Consideration in respect of the AWB Shares relating to that entry.

(e)	As soon as possible on or after the Scheme Record Date, and in any event within one Business Day after the Scheme Record Date, AWB will ensure that details of the names, Registered Addresses and holdings of AWB Shares for each Scheme Shareholder as shown in the AWB Register are available to Agrium in the form Agrium reasonably requires.

7	Quotation of AWB Shares

(a)	AWB will apply to ASX to suspend trading on the ASX in AWB Shares with effect from the close of trading on the Effective Date.

(b)	On a date after the Implementation Date to be determined by Agrium, AWB will apply:
(1)	for termination of the official quotation of AWB Shares on the ASX; and
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(2)	to have itself removed from the official list of the ASX.
8	General Scheme provisions

8.1	Consent to amendments to the Scheme

If the Court proposes to approve the Scheme subject to any alterations or conditions, AWB may by its counsel consent on behalf of all persons concerned to those alterations or conditions to which Agrium has consented.

8.2	Scheme Shareholders’ agreements and warranties

(a)	Each Scheme Shareholder:
(1)	agrees to the transfer of their AWB Shares together with all rights and entitlements attaching to those AWB Shares in accordance with the Scheme and agrees to the variation, cancellation or modification of the rights attached to their AWB Shares constituted by or resulting from the Scheme; and

(2)	acknowledges that the Scheme binds all Scheme Shareholders.
(b)	Each Scheme Shareholder is taken to have warranted to AWB and Agrium, and appointed and authorised AWB as its attorney and agent to warrant to Agrium, that all their AWB Shares (including any rights and entitlements attaching to those shares) which are transferred under the Scheme will, at the date of transfer, be fully paid and free from all mortgages, charges, liens, encumbrances, pledges, security interests and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to sell and to transfer their AWB Shares to Agrium or Agrium Subsidiary (as applicable) together with any rights attaching to those shares.

8.3	Title to and rights in Scheme Shares

(a)	To the extent permitted by law, the Scheme Shares transferred under the Scheme will be transferred free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise.

(b)	Agrium or Agrium Subsidiary (as applicable) will be beneficially entitled to the Scheme Shares transferred to it under the Scheme pending registration by AWB of Agrium or Agrium Subsidiary (as applicable) in the AWB Share Register as the holder of the Scheme Shares.

8.4	Appointment of sole proxy

On the Scheme becoming Effective, and until AWB registers Agrium or Agrium Subsidiary (as applicable) as the holder of all Scheme Shares in the AWB Share Register, each Scheme Shareholder:

(a)	is deemed to have irrevocably appointed Agrium or Agrium Subsidiary (as applicable) as attorney and agent (and directed Agrium or Agrium Subsidiary (as applicable) in each
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such capacity) to appoint any director, officer, secretary or agent nominated by Agrium as its sole proxy and, where applicable or appropriate, corporate representative to attend shareholders’ meetings, exercise the votes attaching to the Scheme Shares registered in their name and sign any shareholders’ resolution whether in person, by proxy or by corporate representative;

(b)	undertakes not to otherwise attend or vote at any of those meetings or sign any shareholders’ resolutions, whether in person, by proxy or by corporate representative (other than pursuant to this clause 8.4(a));

(c)	must take all other actions in the capacity of a registered holder of Scheme Shares as Agrium or Agrium Subsidiary (as applicable) reasonably directs; and

(d)	acknowledges and agrees that in exercising the powers referred to in clause 8.4(a), Agrium or Agrium Subsidiary (as applicable) and any director, officer, secretary or agent nominated by Agrium or Agrium Subsidiary (as applicable) under clause 8.4(a) may act in the best interests of Agrium or Agrium Subsidiary (as applicable) as the intended registered holder of the Scheme Shares.

8.5	Authority given to AWB

On the Scheme becoming Effective, each Scheme Shareholder, without the need for any further act, irrevocably appoints AWB and each of its directors, officers and secretaries (jointly and each of them severally) as its attorney and agent for the purpose of:

(a)	enforcing the Deed Poll against Agrium; and

(b)	executing any document or doing or taking any other act, necessary, desirable or expedient to give effect to this Scheme and the transactions contemplated by it, including (without limitation) executing the Share Scheme Transfer, and AWB accepts such appointment. AWB as attorney and agent of each Scheme Shareholder, may sub-delegate its functions, authorities or powers under this clause 8.5 to all or any of its directors, officers or employees (jointly, severally or jointly and severally).

8.6	Binding effect of Scheme

This Scheme binds AWB and all of the Scheme Shareholders (including those who did not attend the Scheme Meeting, did not vote at that meeting, or voted against the Scheme) and, to the extent of any inconsistency, overrides the constitution of AWB.

9	General

9.1	Stamp duty

Agrium will:

(a)	pay all stamp duty and any related fines and penalties in respect of this Scheme and the Deed Poll, the performance of the Deed Poll and each transaction effected by or made under this Scheme and the Deed Poll; and
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(b)	indemnify each Scheme Shareholder against any liability arising from failure to comply with clause 9.1.

9.2	Consent

Each of the Scheme Shareholders consents to AWB doing all things necessary, expedient or incidental to the implementation of this Scheme.

9.3	Notices

If a notice, transfer, transmission application, direction or other communication referred to in this Scheme is sent by post to AWB, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time (if any) on which it is actually received at AWB’s registered office or at the office of the Registrar.

9.4	Governing law

(a)	The Scheme is governed by the laws in force in Victoria.

(b)	The parties irrevocably submit to the non-exclusive jurisdiction of courts exercising jurisdiction in Victoria and courts of appeal from them in respect of any proceedings arising out of or in connection with this Scheme. The parties irrevocably waive any objection to the venue of any legal process in these courts on the basis that the process has been brought in an inconvenient forum.

9.5	Further action

AWB must do all things and execute all documents necessary to give full effect to this Scheme and the transactions contemplated by it.
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Attachment B
Deed poll
Scheme Implementation Deed

Deed poll
Date ▶ [insert date]

This deed poll is made

By	Agrium Inc. of 13131 Lake Fraser Drive S.E. Calgary, Alberta, Canada T2J 7E8 (Agrium)

in favour of	each person registered as a holder of fully paid ordinary shares in AWB in the AWB Share Register as at the Scheme Record Date.

Recitals	1 AWB and Agrium entered into the Scheme Implementation Deed.

2 In the Scheme Implementation Deed, Agrium agreed to enter into this deed poll.

3 Agrium is entering into this deed poll for the purpose of covenanting in favour of the Scheme Shareholders to perform its obligations under the Scheme Implementation Deed and the Scheme.

This deed poll provides as follows:
1     Definitions and interpretation
1.1	Definitions

A word or phrase defined in the Scheme has the same meaning in this deed poll.

1.2	Interpretation

In this deed poll:

(a)	headings and bold type are for convenience only and do not affect the interpretation of this deed poll;

(b)	the singular includes the plural and the plural includes the singular;

(c)	a reference to a document (including the Scheme) includes all amendments or supplements to, or replacements or novations of, that document; and
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2 Conditions to obligations
(d)	a reference to a clause, party, part, schedule, attachment or exhibit is a reference to a clause or part of, and a party, schedule, attachment or exhibit to, this deed poll and a reference to this deed poll includes any schedule, attachment and exhibit.

1.3	Nature of deed poll

Agrium acknowledges that this deed poll may be relied on and enforced by any Scheme Shareholder in accordance with its terms even though the Scheme Shareholders are not party to it.
2     Conditions to obligations
2.1	Conditions

Agrium’s obligations under this deed poll are subject to the Scheme becoming Effective.

2.2	Termination

The obligations of Agrium under this deed poll to the Scheme Shareholders will automatically terminate and the terms of this deed poll will be of no force or effect if:

(a)	the Scheme Implementation Deed is terminated in accordance with its terms; or

(b)	the Scheme is not Effective by the End Date.

2.3	Consequences of termination

If this deed poll is terminated under clause 2.2, in addition and without prejudice to any other rights, powers or remedies available to it:

(a)	Agrium is released from its obligations to further perform this deed poll except those obligations under clause 7.1; and

(b)	each Scheme Shareholder retains the rights they have against Agrium in respect of any breach of this deed poll which occurs before it was terminated.
3     Scheme Consideration
3.1	Undertaking to pay Scheme Consideration

Subject to clause 2, Agrium undertakes in favour of each Scheme Shareholder to:

(a)	deposit (in cleared funds) an amount equal to the aggregate amount of the Scheme Consideration payable to all Scheme Shareholders under the Scheme into an Australian dollar denominated trust account operated by AWB as trustee for the Scheme Shareholders, except that any interest on the amounts deposited (less bank fees and other charges) will be credited to Agrium’s account; and
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4 Warranties
(b)	undertake all other actions attributed to it under the Scheme, subject to and in accordance with the provisions of the Scheme.
4     Warranties
Agrium represents and warrants that:

(a)	it is a corporation validly existing under the laws of its place of registration;

(b)	it has the corporate power to enter into and perform its obligations under this deed poll and to carry out the transactions contemplated by this deed poll;

(c)	it has taken all necessary corporate action to authorise its entry into this deed poll and has taken or will take all necessary corporate action to authorise the performance of this deed poll and to carry out the transactions contemplated by this deed poll; and

(d)	this deed poll is valid and binding on it and enforceable against it in accordance with its terms.
5     Continuing obligations
This deed poll is irrevocable and, subject to clause 2, remains in full force and effect until:

(a)	Agrium has fully performed its obligations under this deed poll; or

(b)	the earlier termination of this deed poll under clause 2.
6     Notices
6.1	Form of Notice

A notice or other communication in respect of this deed poll (Notice) must be:

(a)	in writing and in English and signed by or on behalf of the sending party; and

(b)	addressed to Agrium in accordance with the details set out below (or any alternative details nominated by Agrium by Notice).

Attention	Leslie O’Donoghue

Address	13131 Lake Fraser Drive S.E. Calgary, Alberta, Canada T2J 7E8

Email address	lodonogh@agrium.com
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7 General
6.2	How Notice must be given and when Notice is received

(a)	A Notice must be given by one of the methods set out in the table below.

(b)	A Notice is regarded as given and received at the time set out in the table below.

However, if this means the Notice would be regarded as given and received outside the period between 9.00am and 5.00pm on a Business Day (business hours period), then the Notice will instead be regarded as given and received at the start of the following business hours period.

Method of giving Notice	When Notice is regarded as given and received
By hand or pre-paid post to the nominated address	When delivered to the nominated address

By email to the nominated email address	When the email (including any attachment) comes to the attention of the recipient party or a person acting on its behalf.
(c)	Agrium irrevocably appoints Clayton Utz to be its agent for service of process in connection with this deed poll and agrees that any service document in connection with this deed may be effectively served on it by service on its agent if sent or faxed to:
(1)	Rod Halstead at Levels 19-35, No. 1 O’Connell Street, Sydney New South Wales 2000 Australia or (02) 8220 6700; and

(2)	Kevin O’Sullivan at Level 27, QV.1 Building, 250 St Georges Terrace, Perth Western Australia 6000 Australia or (08) 9481 3095.
7     General
7.1	Stamp duty

Agrium will:

(a)	pay all stamp duty and any related fines and penalties in respect of the Scheme and this deed poll, the performance of this deed poll and each transaction effected by or made under the Scheme and this deed poll; and

(b)	indemnify each Scheme Shareholder against any liability arising from failure to comply with clause 7.1(a).

7.2	Governing law and jurisdiction

(a)	This deed poll is governed by the law in force in Victoria.
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7 General
(b)	Agrium irrevocably submits to the non-exclusive jurisdiction of courts exercising jurisdiction in Victoria and courts of appeal from them in respect of any proceedings arising out of or in connection with this deed poll. Agrium irrevocably waives any objection to the venue of any legal process in these courts on the basis that the process has been brought in an inconvenient forum.

7.3	Waiver

Agrium may not rely on the words or conduct of any Scheme Shareholder as a waiver of any right unless the waiver is in writing and signed by the Scheme Shareholder granting the waiver.

The meanings of the terms used in this clause 7.3 are set out below.

Term	Meaning
conduct	includes delay in the exercise of a right.

right	any right arising under or in connection with this deed and includes the right to rely on this clause.

waiver	includes an election between rights and remedies, and conduct which might otherwise give rise to an estoppel.
7.4	Variation

A provision of this deed poll may not be varied unless the variation is agreed to by AWB and the Court indicates that the variation would not of itself preclude approval of the Scheme, in which event Agrium will enter into a further deed poll in favour of the Scheme Shareholders giving effect to the variation.

7.5	Cumulative rights

The rights, powers and remedies of Agrium and the Scheme Shareholders under this deed poll are cumulative and do not exclude any other rights, powers or remedies provided by law independently of this deed poll.

7.6	Assignment

(a)	The rights created by this deed poll are personal to Agrium and each Scheme Shareholder and must not be dealt with at law or in equity without the prior written consent of Agrium.

(b)	Any purported dealing in contravention of clause 7.6(a) is invalid.
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7 General
7.7	Further action

Agrium must, at its own expense, do all things and execute all documents necessary to give effect to this deed poll.
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Signing page
Executed as a deed poll
Signed by
Agrium Inc.
By its authorise signatory in the presence of

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Authorised signatory

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Witness

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Scheme of arrangement — deed poll